[DISH Network Letterhead]

August 15, 2019

VIA EDGAR

Division of Corporation Finance

Office of Telecommunications

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DISH Network Corporation
Registration Statement on Form S-4
Registration No. 333-231994

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, DISH Network Corporation hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at, 4:00 p.m., prevailing Eastern Time, on August 19, 2019, or as soon as practicable thereafter.

Please contact Scott Miller of Sullivan & Cromwell LLP via telephone at (212) 558-3109 or via e-mail at millersc@sullcrom.com with any questions and please notify him when this request for acceleration has been granted.

Sincerely,

/s/ Paul W. Orban
		Name:	Paul W. Orban
		Title:	Executive Vice President and Chief Financial Officer

cc:	Christie Wong
Robert Littlepage
Joshua Shainess
Celeste Murphy
(Securities and Exchange Commission)

Brandon Ehrhart
(DISH Network Corporation)

Dean A. Manson
(EchoStar Corporation)

Scott D. Miller
(Sullivan & Cromwell LLP)

Michael A. Deyong
(White & Case LLP)